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                                           FILED BY LEARN2.COM, INC. PURSUANT TO
                                       RULE 425 UNDER THE SECURITIES ACT OF 1933
                                                    AND DEEMED FILED PURSUANT TO
                                                   RULE 14a-12 OF THE SECURITIES
                                                           EXCHANGE ACT OF 1934.

                                               Subject Company: Learn2.com, Inc.
                                                     Commission File No. 0-24936

                                LEARN2.COM, INC.
                             1311 Mamaroneck Avenue
                          White Plains, NY 10605-5202

                                                               September 4, 2001

        WORLD'S PREEMINENT PROXY ADVISORY FIRM RECOMMENDS SHAREHOLDERS TO
              VOTE FOR MERGER OF LEARN2.COM AND E-STAMP CORPORATION

Dear Shareholder:

      Last week Institutional Shareholder Services (ISS), the world premier proxy advisory firm, issued their recommendation in favor of the merger agreement between Learn2.com and E-Stamp Corporation. ISS issues voting recommendations to their client base of institutional investors regarding thousands of corporations each year.

      Our records reflect that you have not yet voted your proxy for the September 13, 2001 Special Meeting of Shareholders. At the meeting, you will be asked to vote upon four important proposals, three of which are related to the company's merger with E-Stamp Corporation. AS EXPLAINED IN THE JOINT PROXY STATEMENT, THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THESE PROPOSALS.

      THEREFORE, THE ADOPTION OF THESE CRITICAL PROPOSALS REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST THE MAJORITY OF THE OUTSTANDING SHARES. NOT VOTING HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS AND MAY HAVE A NEGATIVE IMPACT ON YOUR ABILITY TO REALIZE ANY VALUE FOR YOUR SHARES.

      For your convenience we have made arrangements for you to vote by telephone or internet in addition to voting by mail. Just follow the directions on the enclosed proxy.

                  [GRAPHIC]                         [GRAPHIC]
              Toll-free Voting                  www.proxyvote.com
              24 hours a day

      If you have any questions, or require assistance in voting, please call MacKenzie Partners, Inc. at (800) 322-2885 (Toll Free) or (212) 929-5500 (Call Collect). Thank you for your support.


Sincerely,


Stephen P. Gott
President and Chief Executive Officer